John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

October 6, 2017

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-123290)

Dear Ms. O’Neal-Johnson and Ms. Fettig:

On June 23, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 75 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 76 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement relating to the Crow Point Alternative Income Fund (the “Fund”). The Amendment was filed for the purpose of adding the Fund as a series portfolio of the Trust. The Fund is being reorganized from a series of Northern Lights Fund Trust into the Trust and a Form N-14 was filed relating to this reorganization on July 31, 2017 (the “N-14 Filing”).

You recently provided both accounting and legal comments to us relating to the Amendment. This letter responds to those comments and they are set out separately below. For your convenience and reference, we have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which we are submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Accounting Comments

1.	Comment: Please confirm that the Trust will not sell shares of the Fund until the closing of the reorganization occurs.

Response: The Trust confirms that no shares of the Fund will be sold prior to the closing of the reorganization.

2.
Comment: Please review and revise the terms of the expense limitation agreement disclosure. Please confirm that the Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s current expense cap.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

Response: The Trust confirms that the Fund will only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s current expense cap.

3.
Comment: Please advise if there will be a change in accountant for the Fund from the predecessor fund. If so, please confirm that the Trust will include the required change in accountant disclosure in the Fund’s next annual or semi-annual report. The Staff reminds the Trust that while this reorganization is a “shell” reorganization, the Staff considers there to be a change in accountant if the predecessor fund utilized the services of one accounting firm and the new fund following the reorganization will utilize the services of a different accounting firm.

Response: The Fund will not have a new accountant following the reorganization. BBD, LLP is the current independent accounting firm for the Fund and it will continue in this role after the reorganization.

4.	Comment: Please add the semi-annual financial highlights to the prospectus.

Response: The Trust has added the semi-annual financial highlights for the six-months ended March 31, 2017 to the prospectus.

5.	Comment: Please confirm that the fee estimates presented in the fee table will be consistent with the pro form fee estimates contained in the N-14 Filing.

Response: The Trust confirms that the fee estimates presented in the fee table will be consistent with the pro form fee estimates contained in the N-14 Filing.

Legal Comments

Summary Prospectus – Fees and Expenses of the Fund

6.
Comment: As a follow-on to Accounting Comment #2 above, please also note that in addition to the requirement stated in Comment #2, the Fund also has an issue under FAS 5 in that the recoupment is only permitted if it is 3 years (36 months) from the date of the waiver. If a recoupment is not completed within this 36-month period then it raises the question of whether the recoupment is “probable” from an accounting perspective and whether the fund would need to book the recoupment as a “liability” or not.

Response: The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust also notes that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it will perform periodic FAS 5 analyses in the context of administering expense limitation arrangements.

7.	Comment: Please explain why the Fund deems it appropriate to use “Alternative” as part of its name.

Response: The investment adviser (the “Adviser”) to the Fund has advised us that the Fund is designed, and it is managed so as to generate more if its income and returns from assets that are less subject to yield-curve risk than traditional duration-sensitive bonds, which is the primary reason that the investment adviser believes that utilization of the term “Alternative” in the Fund’s name is appropriate. The Adviser has indicated that approximately 80% of the Fund’s investments have a duration of zero. Finally, the Adviser has indicated that the Fund actively shorts yield-curve sensitive instruments both to generate yield and to hedge the Fund’s exposure to yield curve risks. The Adviser is also of the view that any fund that shorts securities can properly be characterized as “alternative” in nature.

8.	Comment: Please provide in your correspondence letter the percentage of the Fund’s assets that would be invested in asset backed securities.

Response: The Adviser has advised that no more than 20% of the Fund’s assets are generally invested in asset backed securities. The Adviser has confirmed that to the extent that the Fund invests in asset backed securities, the Fund will be able to meet the liquidity standards.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

9.	Comment: Please disclose in this section the maturity strategy for the Fund.

Response: The Adviser has indicated that the Fund has no stated maturity strategy. The Adviser has further indicated that it uses its proprietary research to determine the optimal time to invest in long-dated or short-dated debt securities. The Trust has revised the disclosure to indicate that the Fund may invest in debt securities without regard to maturity.

10.	Comment: Please disclose if the Fund will invest in all market capitalizations for the equity portion of its investments.

Response:  The Trust has revised the disclosure to address your comment.

11.	Comment: Please disclose how much the Fund plans to invest in private issuers such as non-traded BDCs and REITs. If such investments will be made, please add non-traded BDC risk in the risk section.

Response: The Adviser has indicated that the Fund will, under normal circumstances, utilize direct investments in private funds. The Adviser also indicated that, from time to time, the Fund may invest in non-traded REITS. The Adviser has indicated that the Fund does not expect to invest in BDCs currently.

12.
Comment: Please explain why the Trust believes the HFRX Absolute Return Index is a broad-based securities market index and can be used alone rather than as a secondary index measure for the Fund’s performance.

Response: While the Trust believes that the HFRX Absolute Return Index may constitute a broad-based securities market index for purposes of Form N-1A, the Trust will nonetheless add another index that conforms to more traditional and prevalently utilized broad based securities market indices for purposes of Form N-1A.

13.	Comment: The Fund’s investment objectives uses the words “above average.” Please explain what is meant by this. Is this relating to bond markets?

Response: The Trust has revised the disclosure to address your comment.

Redemptions In-Kind

14.
Comment: Please add the Form N-1A Item 11(c)(8) disclosure in this section. This disclosure does not seem to spell out redemptions in cash and further when the Trust reserves the right to redeem in kind, it should disclose how it will do so, i.e., pro rata slice of the portfolio, individual securities or other. Please add more detail to this disclosure in these areas.

Response: The Trust has revised the disclosure to address your comment.

* * * * * *

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively